Via Facsimile and U.S. Mail
Mail Stop 6010

February 19, 2009

Darren Parmenter
Senior Vice President and Chief Accounting Officer
(Principal Financial Officer)
Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, TX 75201

**Re:	Hilltop Holdings Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2007
	Form 10-Q for the Quarterly Period Ended June 30, 2008
	File Number: 001-31987**

Dear Mr. Parmenter:

	We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief